As filed with the Securities and Exchange Commission on September 15, 2003

Registration No. 333-106730

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NATIONWIDE HEALTH PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	95-3997619
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660-6429

(949) 718-4400

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

R. Bruce Andrews

President and Chief Executive Officer

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660-6429

(949) 718-4400

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copy To:

Gary J. Singer, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, CA 92660-6429

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee

Common Stock, par value $0.10 per share	5,000,000	$15.85	$79,250,000	$6,412	(3)

(1)	Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, based on the average of the high and low prices of our common stock as reported on the New York Stock Exchange on June 26, 2003.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2003

PROSPECTUS

5,000,000 Shares

Common Stock

We have adopted a dividend reinvestment and stock purchase plan to provide both existing stockholders and interested new investors a convenient and cost effective method to purchase shares of our common stock. Stockholders and other investors may begin participating in the plan by completing a plan enrollment form and returning it to The Bank of New York, as agent, who will administer the plan. Our common stock is listed on the New York Stock Exchange under the symbol “NHP.” On September 11, 2003, the closing price of our common stock was $16.65.

Some of the significant features of the plan are as follows:

•	If you are an existing stockholder, you may purchase additional shares of common stock by automatically reinvesting all or any part of the cash dividends paid on your shares of common stock. There is no minimum or maximum limitation on the amount of dividends you may reinvest in the plan.

•	If you are an existing stockholder, you may purchase additional shares of common stock by making optional cash purchases of between $100 and $10,000 in any calendar month. Optional cash purchases of our common stock in excess of this maximum may only be made with our prior written consent.

•	If you are not an existing stockholder, you may make an initial cash purchase of common stock of at least $750 with a maximum of $10,000. Initial optional cash purchases of our common stock in excess of this maximum may only be made with our prior written consent.

•	We may sell newly issued shares directly to the agent or instruct the agent to purchase shares in the open market or privately negotiated transactions, or elect a combination of these alternatives.

•	You can purchase shares of our common stock without brokerage fees, commissions or charges. We will bear the expenses for open market purchases.

•	The purchase price for newly issued shares of common stock purchased directly from us will be the market price less a discount ranging from 0% to 5%, determined from time to time by us in accordance with the plan. The discount is initially expected to be 2%, but we may adjust that discount in our discretion at any time. This discount applies to either optional cash purchases or reinvested dividends. However, no discount will be available for common stock purchased in the open market or in privately negotiated transactions.

•	Holders of shares in broker or nominee names may participate in the plan by instructing their brokers or nominees to reinvest dividends and make optional cash purchases on their behalf.

•	You may also make automatic monthly investments by authorizing electronic funds to be transferred from your banking or checking accounts. You may make an electronic fund transfer for as little as $100 per month, after the initial investment, but in no case for more than $10,000 per month.

Participation in the plan is entirely voluntary, and you may terminate your participation at any time. If you do not choose to participate in the plan you will continue to receive cash dividends, as declared, in the usual manner.

Investing in our common stock involves risks that are described under “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003

i

SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference in the prospectus before making a decision to invest in our common stock.

Whenever we refer herein to “NHP,” “us,” “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, this prospectus omits various information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and our common stock offered under this prospectus, we refer you to the registration statement and the attached exhibits and schedules, which you can obtain from the SEC as described below under “Additional Information,” as well as on our website at http://www.nhp-reit.com. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents and provisions of any contract or other document referred to in this prospectus may be summary in nature, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference.

NHP

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985, is a real estate investment trust, or REIT, that invests in senior housing and long-term care properties – primarily independent and assisted living facilities, skilled nursing facilities and continuing care retirement communities. As of June 30, 2003, our gross investment in our properties, including mortgage loans receivable and our investment in an unconsolidated joint venture, was approximately $1.6 billion. As of June 30, 2003, we had investments in 382 facilities in 38 states, consisting of:

•	185 skilled nursing facilities;

•	132 assisted and independent living facilities;

•	12 continuing care retirement communities;

•	one rehabilitation hospital;

•	one long-term acute care hospital;

•	two buildings held for sale; and

•	49 assisted living facilities operated by an unconsolidated joint venture in which we have a 25% interest.

Other than the two buildings held for sale, substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases, to 69 healthcare providers.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660, and our telephone number is (949) 718-4400.

RISK FACTORS

Before you decide to participate in the plan and invest in shares of our common stock, you should be aware of the following material risks in making such an investment. You should carefully consider the risks described below before you decide to participate in the plan and purchase shares of common stock. In addition, you should consult your own financial and legal advisors before making an investment.

RISKS ASSOCIATED WITH THE PLAN

You will not know the price of the shares you are purchasing under the plan at the time you authorize the investment or elect to have your dividends reinvested.

The price of our shares may fluctuate between the time you decide to purchase shares under the plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

If you instruct the administrator to sell shares under the plan, you will not be able to direct the time or price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale.

RISKS FACING OUR COMPANY

Generally speaking, the risks facing our company fall into two categories: risks associated with the operations of our operators, and other risks unique to our operations. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our company.

OPERATOR RISKS

Our financial position could be weakened and our ability to make distributions could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. These adverse developments could arise due to a number of factors, including those listed below.

The bankruptcy, insolvency or financial deterioration of our operators could significantly delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

•

Leases.    If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during their bankruptcy until they reject the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. In that event, if we were able to re-lease the facility to a new operator only on unfavorable terms or after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

•	Mortgage Loans. If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against an enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that exposes us to successor liabilities. These events, if they were to occur, could reduce our revenue and operating cash flow.

In addition, some of our leases provided for free rent at the beginning of the lease. These deferred amounts are repaid over the remainder of the lease term. Although the payment of cash rent is deferred, rental income is recorded on a straight-line basis over the life of the lease, such that the income recorded during the early years of the lease is higher than the actual cash rent received during that period, creating an asset on our balance sheet called deferred rent receivable. To the extent any of the operators under these leases, for the reasons discussed above, become unable to pay the deferred rents, we may be required to write down the rents receivable from those operators, which would reduce our net income.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators’ costs of doing business and the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

•

Medicare and Medicaid.    A significant portion of our skilled nursing facility operators’ revenue is derived from governmentally funded reimbursement programs, such as Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from them. Moreover, federal and state governments have adopted and continue to consider various reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors. Governmental concern regarding health care costs and their budgetary impact may result in significant reductions in payment to health care facilities, and future reimbursement rates for either governmental or private payors may not be sufficient to cover cost increases in providing services to patients. Loss of certification or accreditation or any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care, could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline.

•	Licensing and Certification. Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss of licensure would prevent a facility from operating. Our skilled nursing facilities require governmental approval, in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may not be able to satisfy current and future certificate of need requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time.

•	Fraud and Abuse Regulations. There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Further, under Operation Restore Trust, a major anti-fraud demonstration project, the Office of Inspector General of the U.S. Department of Health and Human Services, in cooperation with other federal and state agencies, has focused on the activities of skilled nursing facilities in certain states in which we have properties. The violation of any of these regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

•	Legislative Developments. Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. Among the proposals under consideration are cost controls on state Medicaid reimbursements, a “Patient Bill of Rights” to increase the liability of insurance companies as well as the ability of patients to sue in the event of a wrongful denial of claim, a Medicare prescription drug benefit, hospital cost-containment initiatives by public and private payors, uniform electronic data transmission standards for healthcare claims and payment transactions, and higher standards to protect the security and privacy of health-related information. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Our operators are faced with increased litigation and rising insurance costs that may affect their ability to pay their lease or mortgage payments.

In some states, advocacy groups have been created to monitor the quality of care at skilled nursing facilities, and these groups have brought litigation against operators. Also, in several instances, private litigation by skilled nursing facility patients has succeeded in winning very large damage awards for alleged abuses. To a lesser extent, this litigation also has spilled over and affected assisted living facilities. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment continues. Continued cost increases could cause our tenants to be unable to pay their lease or mortgage payments potentially decreasing our revenues and increasing our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time.

Overbuilding and increased competition has resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.

The healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, overbuilding in the assisted and independent living market has caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services. This has resulted in lower revenues for the operators of certain of our facilities. It may also have contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next couple of years due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

Risks Unique to Us and Our Operations

In addition to the operator related risks discussed above, there are a number of risks directly associated with NHP and its operations.

We rely on external sources of capital to fund future capital needs, and if our access to such capital continues to be difficult, we may not be able to meet maturing commitments or make future investments necessary to grow our business.

In order to qualify as a REIT under the Internal Revenue Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we will not be able to fund, from cash retained from operations, all future capital needs, including capital needs to satisfy or refinance maturing commitments and to make investments. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Generally speaking, difficult capital market conditions in our industry during the past several years have limited our access to capital. As a result, while we have been able to meet our maturing commitments, the level of our new investments has decreased except in 2002. We currently expect difficult market conditions to prevail during 2003, which could limit our access to capital for the coming year. While we do not expect this to affect our ability to meet our maturing commitments, it could limit our ability to make future investments. Our potential capital sources include:

•	Equity Financing. As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions that may change from time to time. Among the market conditions and other factors that may affect the market price of our common stock are:

•	the extent of investor interest;

•	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our financial performance and that of our operators;

•	the contents of analyst reports about us and the REIT industry;

•	general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

•	our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

•	other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and reduce the value of your investment.

•	Debt Financing/Leverage. Financing for our maturing commitments and future investments may be provided by borrowings under our bank line of credit, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make distributions to our stockholders, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage. The degree of leverage could have important consequences to stockholders, including affecting our investment grade ratings, our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Two of the operators of our facilities each account for more than 10% of our revenues.

As of the end of 2002, as adjusted for facilities acquired and disposed during 2002, Alterra Healthcare Corporation accounted for 14% of our revenues and American Retirement Corporation, or ARC, accounted for 12% of our revenues. The failure or inability of either of these operators to pay their obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

If Alterra rejects our leases in bankruptcy, our revenues and cash flow could be reduced.

In January 2003, Alterra, our largest operator, filed for protection under the United States bankruptcy laws. Alterra operates 54 of our facilities and its subsidiaries (which have not filed for bankruptcy protection) operate all 49 of the facilities owned by our joint venture, in which we are a 25% equity partner. The joint venture leases are guaranteed by Alterra. In July 2003, the bankruptcy court approved a majority owned subsidiary of Emeritus Corporation, with financing provided by an affiliate of Fortress Investment Group LLC, as the winning bidder at an auction to acquire Alterra. The proposed acquisition is expected to be consummated in the fourth quarter of 2003 following the confirmation of Alterra’s Chapter 11 plan of reorganization, and is contingent upon satisfaction of various conditions, including consents from certain of Alterra’s secured lenders and lessors. Emeritus’ bid essentially provides that our master lease would be assumed “as is”, while reserving the right to reject the Alterra parent guarantees of the joint venture master leases. No assurance can be given, however, that the transaction will be consummated on those terms or other terms acceptable to us. In the event the master lease with Alterra is not assumed, Alterra has the ability to reject the leases on some or all of its facilities, in which event we would be required either to find new operators for these facilities or to become the new operator of these facilities. Given their deteriorating operating performance during bankruptcy and current market conditions, it may be difficult to find new operators for these facilities, without material rent reductions, and we may face a considerable period of time without lease revenues from some facilities, potential costs and expenses on our part to renovate some facilities as required to re-lease them, and the leasing of some facilities on less favorable terms than we currently have with Alterra. If, alternatively, we operate these facilities rather than re-leasing them, we will be exposed to many of the same risks our other operators face as described above under the heading “Operator Risks.”

If Alterra were to reject the guarantee of the joint venture leases, the subsidiaries would be in default under those leases and the joint venture may have a claim against Alterra. The subsidiaries could also file for bankruptcy protection and reject the leases, in which event the joint venture would face the same risks with respect to those leases described with respect to our leases in the prior paragraph.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.

We intend to operate in a manner to qualify as a REIT under the Internal Revenue Code. While we believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Internal Revenue Code, it is possible that is not the case or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income. While we are not aware of anything significant that is pending, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of qualification as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for distribution to stockholders or investments would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.

Our business strategy contemplates future acquisitions that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, or newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable healthcare operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. Moreover, if we issue equity securities or incur additional debt, or both, to finance future acquisitions, that may reduce our per share financial results. These costs may negatively affect our results of operations.

We may not be able to sell certain facilities held for sale for their book value.

From time to time we classify certain facilities, including unoccupied buildings and land parcels, as assets held for sale. To the extent we are unable to sell these properties for book value, we may be required to take an impairment charge or loss on the sale, either of which would reduce our net income.

Our success depends in part on our ability to retain key personnel

We depend on the efforts of our executive officers, particularly Mr. R. Bruce Andrews, Mr. Mark L. Desmond and Mr. Donald D. Bradley. The loss of the services of these persons or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment and security agreements with these executive officers, these agreements may not assure their continued service.

As owners of real estate, we are subject to environmental laws that expose us to the possibility of having to pay damages to the government and costs of remediation if there is contamination on our property.

Under various laws, owners of real estate may be required to investigate and clean up hazardous substances present at a property, and may be held liable for property damage or personal injuries that result from environmental contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination. We review environmental surveys of the facilities we own prior to their purchase. Based upon those surveys we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination that could have a material adverse effect on our business or financial condition.

Our charter and bylaws contain provisions that may delay, defer or prevent a change in control or other transactions that could provide stockholders with the opportunity to realize a premium over the then-prevailing market price for our common stock.

•	Ownership Limitations. In order to protect us against the risk of losing our REIT status for federal income tax purposes, our charter prohibits the ownership by any single person of more than 9.9% of the issued and outstanding shares of our voting stock. We can redeem shares acquired or held in excess of the ownership limit. In addition, any acquisition of our common stock or preferred stock that would result in our disqualification as a REIT is null and void. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our stockholders’ ability to realize a premium over the then-prevailing market price for the shares of our common stock in connection with a stock transaction. The Board of Directors has increased the ownership limit applicable to our voting stock to 20% with respect to Cohen & Steers Capital Management, Inc. As of May 2, 2003, Cohen & Steers Capital Management, Inc. owned 3,900,700 of our shares, which is approximately 6.63% of our common stock.

•	Preferred Stock. Our charter authorizes us to issue additional shares of common stock and one or more series of preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our Board of Directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

•	Other. Our charter also contains other provisions that may impede various actions by stockholders without approval of our Board of Directors or preferred stockholders entitled to vote, which in turn may delay, defer or prevent a transaction, including a change in control, that might involve payment of a premium price for our common stock or otherwise be in the best interests of our stockholders. Those provisions include the following:

•	in certain circumstances, a proposed consolidation, merger, share exchange or transfer must be approved by two-thirds of the votes of our preferred stockholders entitled to be cast on the matter;

•	the requirement that any business combination be approved by 90% of the outstanding shares unless the transaction receives a unanimous vote or a consent of the Board of Directors or is a combination solely with a wholly-owned subsidiary; and

•	the Board of Directors is classified into three groups whereby each group of Directors is elected for successive terms ending at the annual meeting of stockholders the third year after election.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as “may”, “will”, “anticipates”, “expects”, “believes”, “intends”, “should” or comparable terms or the negative thereof. All forward-looking statements included in this prospectus are based on information available to us on the date of the applicable document. These statements speak only as of the date of the applicable document and we assume no obligation to update the forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include, without limitation, the following:

•	continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;

•	occupancy levels at certain facilities;

•	changes in the ratings of our debt securities;

•	access to the capital markets and the cost of capital;

•	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•	the general distress of the healthcare industry;

•	the effect of economic and market conditions and changes in interest rates;

•	the amount and yield of any additional investments;

•	the ability of our operators to repay deferred rent or loans in future periods;

•	our ability to attract new operators for certain facilities;

•	our ability to sell certain facilities for their book value;

•	changes in tax laws and regulations affecting REITs; and

•	the risk factors set forth under the caption “Risk Factors” in Item 1 of our annual report on Form 10-K for the year ended December 31, 2002.

Other risks, uncertainties and factors, including those discussed under “Risk Factors” in this prospectus, could cause our actual results to differ materially from those projected in any forward-looking statement we make.

USE OF PROCEEDS

We will receive the net proceeds from any sale of common stock purchased by the plan’s agent directly from us. We will use these proceeds for general corporate purposes, including the repayment of our bank line of credit and investments in health care related properties. We use our existing revolving bank credit facility for general corporate purposes, including the acquisition or construction of health care related facilities, the repayment of maturing debt and the funding of mortgage loans secured by health care related facilities. The precise amount and timing of the application of the net proceeds will depend upon our capital requirements and the availability of other funds. We will not receive any proceeds from purchases of common stock by the agent in the open market or in privately negotiated transactions.

THE PLAN

The following description of the dividend reinvestment and stock purchase plan is set forth in a question and answer format. In addition to reading this description, we encourage you to read and consider the plan, which we have filed as an exhibit to the registration statement which includes this prospectus, and the information contained in the documents identified under the heading “Additional Information” in this prospectus.

1.	What is the purpose of this plan?

The purpose of this plan is to provide our stockholders and other investors with a convenient and economical method of purchasing shares of our common stock and/or investing all or a portion of their cash dividends in additional shares of our common stock.

The plan also provides us with a means of raising additional capital if we elect to directly sell newly issued shares of common stock.

2.	What are the benefits of the plan?

•	There are no fees or brokerage commissions on purchases and we will bear the expenses for open market purchases.

•	Participation is voluntary and automatic. All or any part of your quarterly stock dividends may be reinvested.

•	The automatic reinvestment of dividends will enable you to add to your investment in our company in a timely and systematic fashion.

•	In addition to being able to reinvest your dividends, if you are an existing stockholder, you may purchase additional shares of our common stock by making optional cash purchases of between $100 and $10,000 per calendar month. These optional cash purchases may be made occasionally or at regular intervals, subject to the restrictions described above. You may make optional cash purchases even if dividends on your shares are not being reinvested under the plan. We may waive the maximum in our sole discretion and permit a larger investment.

•	If you are not presently one of our stockholders, you may become a participant in the plan by making an initial cash investment in our common stock of not less than $750 and not more than $10,000. We may waive this maximum, in our sole discretion, and permit a larger investment.

•	The purchase price for newly issued shares of our common stock purchased directly from us either through dividend reinvestment or optional cash purchases may be issued at a discount from the market price. We will periodically establish a discount rate ranging from 0% to 5%. The discount is initially expected to be 2%, but we may adjust that discount in our discretion at any time.

•	You may purchase fractional shares of our common stock under the plan. This means that you may fully invest your dividends and any optional cash purchases. Dividends will be paid on the fractional shares of our common stock which also may be reinvested in additional shares.

•	You may direct the agent to transfer, at any time and at no cost to you, all or a portion of your shares in the plan to a plan account for another person.

•	You can avoid the need for safekeeping of certificates for shares of common stock credited to your plan account and may submit to the plan’s agent, for safekeeping, certificates held by you and registered in your name. You do not have to worry about the stock certificates for your shares of common stock issued under the plan being lost or stolen or wonder where they are located.

•	You or any other person that is a holder of record of shares of our common stock may direct the agent to sell or transfer all or a portion of your shares held in the plan.

•	You will receive periodic statements reflecting all current activity in your plan accounts, including purchases, sales and latest balances, to simplify your record keeping.

3.	What are the disadvantages of the plan?

•	Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the date we pay dividends and may create a liability for the payment of income tax without providing you with immediate cash to pay this tax when it becomes due.

•	We may, without giving you prior notice, change our determination as to whether the agent will purchase shares of our common stock directly from us or in the open market or in privately negotiated transactions from third parties which will affect whether such shares will be sold to you at a discount. We will not, however, change our determination more than once in any three-month period.

•	You will not know the actual number of shares purchased in any month on your behalf under the plan until after the applicable investment date.

•	You will have limited control regarding the timing of sales under the plan. Because the agent will effect sales under the plan only as soon as practicable after it receives instructions from you, you may not be able to control the timing of sales as you might for investments made outside the plan. The market price of the shares of our common stock may fluctuate between the time the agent receives an investment instruction and the time at which the shares of our common stock are sold. Because purchases under the plan are only made as of the dividend payment date, in the case of dividends, or the applicable investment date, in the case of optional cash purchases, you have no control regarding the timing of your purchases under the plan. No discount will be available for shares acquired in the open market or in privately negotiated transactions. While a discount from market prices of up to 5% may be established for a particular month for shares purchased directly from us, a discount for one month will not insure the availability of a discount or the same discount in future months. Each month we may, without giving you prior notice, change or eliminate the discount. Further, in no event may we issue shares at a price less than 95% of the market price of our common stock on the date of issuance.

•	Shares deposited in a plan account may not be pledged until the shares are withdrawn from the plan.

Your investment in the shares of common stock held in your account is no different than a direct investment in shares of our common stock. You bear the risk of loss and the benefits of gain from market price changes for all of your shares of common stock. Neither we nor the agent can assure you that shares of our common stock purchased under the plan will, at any particular time, be worth more or less than the amount you paid for them.

4.	Who will administer the plan?

The plan will be administered by our transfer agent and registrar, The Bank of New York. We may designate a successor administrator as agent. The agent acts as agent for you, keeps records of your accounts, sends you regular account statements, and performs other duties relating to the plan. Common stock purchased for you under the plan will be held by the agent and may be registered in the name of the agent or its nominee on your behalf, unless and until you request that a stock certificate for all or part of the shares be issued, as more fully described under Question 22, “Will certificates be issued for share purchases?”

The address for the agent concerning any inquiries is:

The Bank of New York

c/o Investor Relations Department

P.O. Box 11258

Church Street Station

New York, New York 10286-1258

The address for the agent concerning any financial transaction processing, including enrollments, sales, withdrawals, deposits and optional cash payment, is:

The Bank of New York

Dividend Reinvestment Services

P.O. Box 1958

Newark, New Jersey 07101-1958

You may also contact the agent by telephone for general inquiries at the following number. Please note that most transactions can be conducted over the telephone using the agent’s automated telephone system. Using the automated telephone system to issue certificates and sell plan shares provides private and automated transactions.

Telephone Number: (800) 524-4458

You may also contact the agent via e-mail at the following address: shareowners@bankofny.com. The agent’s website provides on-line transactions at the following address: www.stockbny.com.

Unless directed otherwise by The Bank of New York, purchases and sales under the plan usually will be made through BNY Brokerage, Inc., a full-service brokerage and wholly owned subsidiary of The Bank of New York Company, Inc. BNY Brokerage, Inc. will receive brokerage commissions from these transactions.

We may remove the agent, or the agent may resign, upon 30 calendar days’ prior written notice.

5.	Who is eligible to participate?

Any stockholder whose shares of common stock are registered on our stock transfer books in his or her name, also referred to as a “registered holder,” or any stockholder whose shares of common stock are registered in a name other than his or her name, for example, in the name of a broker, bank or other nominee, also referred to as a “beneficial owner,” may participate in the plan. If you are a registered holder, you may participate in the plan directly. If you are a beneficial owner, you must either become a registered holder by having those shares transferred so that they are registered under your name or you must make arrangements with your broker, bank or other nominee to participate in the plan on your behalf.

In addition, if you are an interested investor who is not a stockholder, you may participate in the plan by making an initial optional cash purchase of common stock of not less than $750 or more than $10,000, unless we approve in writing your request for a waiver of this limit. See Question 15, “May a stockholder request a waiver of the purchase limitation?”

Your right to participate in the plan is not transferable to another person apart from your transfer of the underlying shares of common stock. We reserve the right to exclude from participation in the plan anyone who utilizes the plan to engage in short-term trading activities that cause aberrations in the trading volume of our common stock.

If you reside in a jurisdiction in which your participation in the plan would be unlawful, you will not be eligible to participate in the plan.

6.	What if I am already enrolled in your dividend reinvestment plan?

If you are already reinvesting your stock’s dividends under our dividend reinvestment plan, you do not need to take any action to stay enrolled in the plan.

7.	How do I enroll in the plan and become a participant?

You must complete and sign the dividend reinvestment and stock purchase plan enrollment form and return it to the agent. We have enclosed an enrollment form and postage-paid envelope with the prospectus for this purpose. Also, you may obtain an enrollment form at any time by requesting one from the agent at the address and telephone number set forth above. If you register shares in more than one name (e.g., joint tenants, trustees), all registered holders of those shares must sign the enrollment form exactly as their names appear on the account registration. If your securities are registered in the name of a broker, bank or other nominee, you must contact the broker, bank or nominee and request that they complete an enrollment form on your behalf.

If you are an interested investor who is not presently one of our stockholders, but desire to become a participant by making an initial investment in common stock, you may join the plan by completing an enrollment form and forwarding it, together with the initial investment in U.S. funds by check payable to the agent, to the agent at the address on the enrollment form.

8.	What does the enrollment form provide?

The enrollment form appoints the plan’s agent as your agent for purposes of the plan and directs the agent to apply to the purchase of additional shares of common stock all of the cash dividends on the specified number of shares of common stock owned by you on the applicable record date and designated by you to be reinvested through the plan. The enrollment form also directs the agent to purchase additional shares of common stock with any optional cash purchases that you may elect to make.

While the enrollment form directs the agent to reinvest cash dividends on all shares enrolled in the plan, you may elect “partial dividend reinvestment” or “optional cash purchases only.” You may change the dividend reinvestment option at any time by submitting a newly executed enrollment form to the agent or by writing to the agent. If you do not make an election on your enrollment form, the agent will reinvest all dividends paid on your shares. Any change in the number of shares with respect to which the agent is authorized to reinvest dividends must be received by the agent prior to the record date for a dividend to permit the new number of shares to apply to that dividend. For each method of dividend reinvestment, cash dividends will be reinvested on all shares other than those designated for payment of cash dividends in the manner specified above until you specify otherwise or withdraw from the plan altogether, or until the plan is terminated.

9.	When will my participation in the plan begin?

If you are not already a participant in our dividend reinvestment plan, you may join the plan at any time.

Your participation in the dividend reinvestment portion of the plan will commence on the next date we pay dividends, provided the agent receives your enrollment form on or before the record date for the payment of the dividend.

Your participation in the optional cash purchase portion of the plan will commence on the next investment date, which will be the 26th day of the calendar month (unless the 26th calendar day is a Saturday, Sunday or bank holiday, in which case the investment date will be the first business day following the 26th calendar day of that month); provided sufficient funds to be invested are received on or before the business day immediately prior to the investment date. Should the funds to be invested arrive after the applicable optional cash investment due date, those funds will be held without interest until they can be invested on the next investment date unless you request a refund from the agent.

Once enrolled, you will remain enrolled until you discontinue participation or until we terminate the plan.

10.	How do I get a refund of an optional cash purchase if I change my mind?

You may obtain a refund of any optional cash purchase payment not yet invested by requesting, in writing, the agent to refund your payment. The agent must receive your request not later than five business days prior to the next investment date. If the agent receives your request later than the specified date, your cash purchase payment will be applied to the purchase of shares of common stock.

11.	Will I be paid interest on funds held for optional cash purchases prior to investment?

You will not be paid interest on funds you send to the agent for optional cash purchases. Consequently, we strongly suggest that you deliver funds to the agent to be used for investment in optional cash purchases shortly prior to but not after the applicable optional cash investment due date so that they are not held over to the following investment date. If you have any questions regarding the applicable investment dates or the dates as of which funds should be delivered to the agent, you should write or telephone the agent at the address and telephone number included above.

You should be aware that because investments under the plan are made as of specified dates, you may lose any advantage that you otherwise might have from being able to control the timing of an investment. Neither we nor the agent can assure you a profit or protect you against a loss on shares of common stock purchased under the plan.

12.	How many shares may be purchased by a participant during any month or year?

Reinvested dividends are not subject to any minimum or maximum.

Optional cash purchases are subject to a minimum investment of $100 and a maximum investment of $10,000 in any calendar month.

Initial optional cash purchases by investors that are not yet one of our stockholders are subject to a minimum of $750 and a maximum of $10,000.

The maximums for optional cash purchases may be waived by us in our sole and absolute discretion. You may request a waiver of such maximums by submitting a request for waiver which we must receive at least five business days prior to the investment date as described in Question 15, “May a stockholder request a waiver of the purchase limitation?”

Optional cash purchase amounts of less than $100, or $750 in the case of an initial optional cash purchase by a non-stockholder, and, unless the maximum is waived, any optional cash purchases that exceed the maximum of $10,000 per calendar month, will be returned to you without interest.

13.	At what price will shares be purchased?

Reinvested dividends.    The purchase price for each share of common stock acquired through the plan by the reinvestment of dividends will be equal to:

•	in the case of newly issued shares of common stock, the average of the high and low NYSE Composite prices on the applicable date we pay dividends less a discount ranging from 0% to 5%, currently set at 2%, provided, that if no trades of our common stock are reported on the NYSE Composite on the date we pay dividends, the agent shall apply such reinvested dividends on the next trading day on which there are trades of our common stock reported on the NYSE Composite; or

•	in the case of open market or privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the plan with reinvested dividends for the applicable date we pay dividends.

Optional cash purchases under the maximum thresholds.    The price of shares acquired through the plan as a result of optional cash purchases of $10,000 or less, will be equal to:

•	in the case of newly issued shares of common stock, the 10 day average of the average of the high and low NYSE Composite prices on each of the 10 trading days immediately preceding the applicable investment date, less a discount ranging from 0% to 5%, currently set at 2%; or

•	in the case of open market purchases or privately negotiated transactions, the average of the purchase price of all shares purchased by the agent on the applicable investment date.

Optional cash purchases made above the $10,000 maximum limit with our permission.    If we elect to allow you to purchase in excess of $10,000 in any calendar month, the price will be equal to the greater of:

•	the 10 day average of the average of the high and low NYSE Composite prices on each of the 10 trading days immediately preceding the applicable investment date, less a discount ranging from 0% to 5%, currently set at 2%; or

•	the average of the high and low NYSE Composite prices on the investment date, less a discount ranging from 0% to 5%, currently set at 2%. See Question 14, “Are there limitations that apply to optional cash purchases made in excess of the maximum limit?” All shares of common stock purchased in excess of the maximum limit will be newly issued, and no shares will be acquired from open market purchases or privately negotiated transactions.

Maximum discount applicable to all dividend reinvestments and optional cash purchases.    Whether you are reinvesting dividends or making optional cash purchases, you may not purchase shares of our common stock on any particular trading day (whether such shares are newly issued shares or purchased by the agent in open market or privately negotiated transactions) for an amount, less any brokerage commissions, trading fees and any other costs of purchase paid by us, which is less than 95% of the average of the high and low NYSE Composite prices on that particular trading day. In the event that shares would be purchased for an amount, less any brokerage commissions, trading fees and other costs, which is below 95% of this average, your purchase price, less any brokerage commissions, trading fees and other costs, will equal 95% of the average of the high and low NYSE Composite prices on that day.

14.	Are there limitations that apply to optional cash purchases made in excess of the maximum limit?

We will consider requests for optional cash purchases in excess of $10,000 on a case-by-case basis and approve or deny each request in our sole discretion based on a number of factors. See Question 15, “May a stockholder request a waiver of the purchase limitation?” All requests for a waiver must include your representation to us that:

•	you are not purchasing shares to engage in arbitrage activities;

•	you have not sold and will not sell shares of our common stock (including short sales) during the 10 day period immediately prior to the investment date; and

•	you are not engaging in an unlawful distribution of our common stock or engaging in underwriting activities as defined under applicable law.

As a condition to granting any requests for a waiver of the purchase limitation, we may require that you make additional representations to us relating to your beneficial interest in our securities, your trading activity in our common stock and your intention with respect to the shares you purchase pursuant to your request for a waiver of the purchase limitation.

15.	May a stockholder request a waiver of the purchase limitation?

You may make optional cash purchases in excess of $10,000 during any calendar month only pursuant to a request for waiver approved by us in our sole and absolute discretion. A request for waiver should be sent to us by facsimile (949) 759-6887, Attention: Chief Financial Officer, by 2:00 p.m. Pacific Standard Time, at least five business days prior to the investment date. In the event that a request for waiver is received by us after this date, the waiver will not be approved for that investment date and your optional cash purchase will be limited to $10,000 for that investment date. If your request for a waiver is not timely, or if we deny your request for a waiver, the agent will refund the entire amount without interest thereon. The request for waiver should not be sent to the agent. The request for waiver form will be furnished by us or the agent at the address and telephone number referenced above. We have sole and absolute discretion to grant any approval for optional cash purchases in excess of the allowable maximum amounts.

In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to:

•	our need for additional funds,

•	the attractiveness of obtaining the additional funds through the sale of common stock as compared to other sources of funds,

•	the purchase price likely to apply to any sale of common stock, and

•	the aggregate amount of optional cash purchases for which requests for waiver have been submitted by all participants.

If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor those requests by any method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a request for waiver, the plan does not provide for a predetermined maximum limit on the amount that you may invest or on the number of shares that may be purchased. We reserve the right to modify, suspend or terminate participation in the plan for any reason whatsoever including the elimination of practices that are not consistent with the purposes of the plan.

Any person who acquires shares of common stock through the plan and resells them shortly before or after acquiring them may be considered to be an underwriter within the meaning of the Securities Act of 1933. We have no arrangements or understandings, formal or informal, with any person relating to a distribution of shares to be received pursuant to the plan by such persons. See “Plan of Distribution.”

16.	How and when will we determine whether shares of common stock will be newly issued or purchased in the market, and how and when will we establish a discount?

We may, without prior notice to you, change our determination as to whether common stock will be purchased by the agent directly from us, in the open market or in privately negotiated transactions from third parties or in a combination of both, in connection with the purchase of shares of common stock from reinvested dividends or from optional cash purchases. We will not, however, change our determination more than once in any three-month period.

You may not be able to depend on the availability of a market discount regarding shares acquired from newly issued company stock. While a discount from market prices of up to 5% may be established, the discount is subject to change from time to time and is also subject to discontinuance at our discretion at any time. We will not, however, change our determination more than once in any three-month period.

Not later than three business days prior to the investment date for the applicable month, you may obtain the discount applicable to the next investment date by telephoning us at (949) 718-4400. We will not offer a discount for common stock purchased in the open market or in privately negotiated transactions.

17.	How many shares are being sold under the plan?

The agent may purchase shares from (i) the open market or privately negotiated purchases or (ii) our authorized but unissued shares of our common stock, or a combination of both. There is no limit on the number of shares that the agent may purchase in the open market or pursuant to privately negotiated purchases, and initially 5,000,000 shares of common stock have been authorized to be newly issued and sold under the plan.

However, shares of common stock purchased by the agent for optional cash purchases made above the $10,000 maximum limit with our permission must be acquired from newly issued common stock and may not be acquired from open market purchases or privately negotiated transactions. See Question 13, “At what price will shares be purchased?”

Because we presently expect to continue the plan indefinitely, we expect to authorize additional shares from time to time as necessary for purposes of the plan.

18.	When will shares be acquired under the plan?

If we elect to provide shares for the plan through newly issued stock, shares will be credited to your account as follows:

•	if you are an existing stockholder reinvesting some or all of your dividends automatically, shares will be issued and credited to your account as of the applicable date we pay dividends; provided, that if no trades of our common stock are reported on the NYSE Composite on the date we pay dividends, the agent shall apply such reinvested dividends on the next trading day on which there are trades of our common stock reported on the NYSE Composite; or

•	if you are making optional cash purchases, shares will be issued and credited to your account as of the applicable investment date. Shares will generally be made available within three business days following the investment date.

If we elect to acquire shares for the plan through the open market or in privately negotiated transactions, the agent will purchase the shares as soon as practicable on the applicable date we pay dividends or the applicable investment date, in the case of the reinvestment of dividends and optional cash purchases, respectively. The date these shares will be deemed acquired and credited to your account will be the date we pay dividends or the investment date.

We intend to make quarterly distributions to our stockholders in amounts sufficient to maintain our qualification as a real estate investment trust under the Internal Revenue Code. All distributions will be made by us at the discretion of our board of directors and will depend upon our earnings and financial condition, the amount of distributions necessary to maintain our real estate investment trust status and those other factors as our board of directors may deem relevant. There can be no assurance as to the declaration or payment of a dividend, and nothing contained in the plan obligates us to declare or pay any dividend on our common stock. The plan does not represent a guarantee of future dividends.

19.	How are optional cash purchases made?

All plan participants are eligible to request optional cash purchases at any time. Other interested investors that are not one of our stockholders are also eligible to make an initial investment in common stock through an optional cash purchase by submitting an enrollment form.

You can make an optional cash investment when joining the plan by enclosing a check or money order with the enrollment form. Thereafter, optional cash investments should be accompanied by the transaction request form located at the bottom of your statement or transaction advice. Using this form expedites the purchase and ensures proper posting of the shares to your account. Replacement statements may be requested by contacting our Shareholder Service Center at (800) 524-4458.

Individuals who elect to make monthly purchases may do so by check or by Electronic Funds Transfer, or EFT. If the second option is chosen your optional cash investment will be deducted from your checking or savings account on the 25th day of the calendar month (unless the 25th calendar day is a Saturday, Sunday or bank holiday, in which case your optional cash investment will be deducted on the first business day following the 25th calendar day of that month).

Optional cash payments may also be made by check or money order drawn on a US Bank, in US currency, payable to “The Bank of New York – NHP Dividend Reinvestment and Stock Purchase Plan.” Mail the transaction request form attached to the bottom of your statement along with your check to the plan administrator using the address indicated on page 12 . Third party checks will not be accepted and will be returned to sender.

In the event that an optional cash investment check is returned unpaid for any reason or your designated bank account for EFT does not have sufficient funds for your authorized monthly deduction, the agent will immediately remove from your account any shares already purchased upon the prior credit for such funds. The agent will thereupon be entitled to sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the agent reserves the right to sell such additional shares from your account as may be necessary to satisfy the uncollected balance.

It is your responsibility to immediately notify The Bank of New York of any change in EFT information as it relates to your authorized monthly deductions. Changes to EFT information must be submitted to The Bank of New York in writing. Participants may call (800) 524-4458 and request a new EFT enrollment form.

Participants will be charged a fee of $20.00 for returned checks and failed automatic EFT investments.

Optional cash purchases should be received by the agent at least one business day prior to the investment date. All optional cash purchases made in excess of the plan limit with our permission may be made only by wire transfer to the account referenced on the waiver form. Inquiries regarding other forms of payments and all other written inquiries should be directed to the agent at the address referenced herein.

20.	What are the federal income tax consequences of participating in the plan?

If you reinvest dividends, you will still be treated for federal income tax purposes as having received a dividend on the dividend payment date. By reinvesting dividends you will be liable for the payment of income tax on the dividends despite not receiving immediate cash dividends to satisfy the tax liability. In addition, for reinvested dividends and optional cash purchases, you will be treated as having received a constructive distribution, which may give rise to additional tax liability, to the extent we pay brokerage commissions on your behalf or purchase shares at a discount. See “Certain Federal Income Tax Consequences Associated with Participating in the Plan.”

21.	What if I have more than one account?

For purposes of the limitations discussed in this prospectus, we may aggregate all optional cash purchases for you if you have more than one account which uses the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, your participation may be limited by us to only one plan account. Also for the purpose of these limitations, all plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless we have determined that reinvestment of dividends and optional cash purchases for each account would be consistent with the purposes of the plan, we will have the right to aggregate all of these accounts and to return, without interest, any amounts in excess of the investment limitations.

22.	Will certificates be issued for share purchases?

Share certificates will not be issued unless a request is made to the agent. All shares purchased pursuant to the plan may be held together in the name of the agent or its nominee and credited to each individual account in “book-entry” form. This service protects against the loss, theft, or destruction of certificates evidencing shares. Upon your request, upon your withdrawal from the plan or upon termination of the plan, the agent will have certificates issued and delivered for all full shares credited to your account. Certificates will be issued only in the same names as those enrolled in the plan. In no event will certificates for fractional shares be issued.

23.	May I add shares of common stock to my account by transferring stock certificates that I possess?

You may send to the plan for safekeeping all common stock certificates which you hold. The safekeeping of shares offers the advantage of protection against loss, theft or destruction of certificates as well as convenience, if and when shares are sold through the plan. All shares represented by certificates will be kept for safekeeping in “book-entry” form and combined with any full and fractional shares then held by the plan for you. To deposit certificates for safekeeping under the plan, you must submit the transaction request form attached to the bottom of your statement. Stock certificates and the transaction request form as well as all other transaction processing should be directed to the agent at:

The Bank of New York

Dividend Reinvestment Services

P.O. Box 1958

Newark, New Jersey 07101-1958

All written inquiries about the safekeeping service or otherwise should be directed to the agent at:

The Bank of New York

c/o Investor Relations Department

P.O. Box 11258

Church Street Station

New York, New York 10286-1258

24.	What reports will be sent to participants in the plan?

Unless you participate in the plan through a broker, bank or nominee, you will receive from the agent a detailed statement of your account following each dividend payment and when there is purchase activity in your account. These detailed statements will show total cash dividends received, optional cash purchases made, shares purchased, including fractional shares, and price paid per share in such year, and the total shares held in the plan. You should keep these statements to determine the tax basis for shares purchased pursuant to the plan.

If the purchase involves dividend reinvestment, then the statement will also show your total distribution and the amount of your dividend that was reinvested in shares of common stock. In addition, the agent will send to you a copy of the annual report, proxy statements and federal income tax information for reporting distributions in addition to any other reports that it may send as it sees fit.

The agent will send a statement following any sale activity in your account. In this statement you will receive a check with a Form 1099-B and information regarding the trade such as sale price, shares sold, fees, net dollars and taxes, if any. The sale will be recapped on your quarterly dividend statement.

Both statements for purchases and sales will contain year-to-date summary information. You should keep these statements to determine the tax basis for shares purchased pursuant to the plan. Any participant that participates in the plan through a broker, bank or nominee, should contact that party for a similar statement.

25.	How may I withdraw from the plan?

You may terminate participation in the plan by submitting to the agent the transaction request form attached to the bottom of your statement. After the agent receives the termination notice, dividends will be sent to you in the usual manner and no further optional cash purchases may be made until and unless you re-enroll in the plan. Notice of termination must be received by the agent at least one business day before an investment date. Once termination has been effected, the agent will issue to you a certificate for all whole shares held under the plan. Alternatively, you may specify in the termination notice that some or all of the shares be sold. Any fractional shares held in your account under the plan at the time of termination will be converted to cash at the average price the agent obtains for all shares sold on that particular trading day, net of any brokerage commissions. If you dispose of all shares represented by certificates registered in your name on our books but do not give notice of termination under the plan, the agent will continue to reinvest dividends on shares held in your account under the plan until otherwise directed. If the request is received on or after the record date for a dividend, any cash dividend paid on that account will be reinvested for the account. The request will then be processed as soon as practicable after the dividend is reinvested and the additional shares are credited to your account. There will be no cost to you with respect to termination of your reinvestment of dividends through the plan other than the applicable sales fee with respect to any shares sold.

If your plan account balance falls below one full share, the agent reserves the right to liquidate and remit the proceeds, less any applicable fees, to you at your address of record and to terminate your participation in the plan. We may also terminate the plan or your participation in the plan after written notice in advance mailed to you at the address appearing on the agent’s records. Participants whose participation in the plan has been terminated will receive certificates for whole shares held in their accounts and a check for the cash value of any fractional share held in any plan account so terminated less any applicable fees.

26.	What happens if I sell or transfer shares of stock or acquire additional shares of stock?

You may instruct the agent to sell some or all of your shares held in your account by notifying the agent by using the form included with account statements. Please note that your sale order will not be executed on the day your order is placed. You should therefore anticipate a difference between the price of the stock on the date you place the order and the price at which the shares are sold.

Sale order via interactive voice response system.    The agent’s recommended method for placing sale orders is via the Interactive Voice Response system, or IVR. To place a sale order, telephone the Shareholder Service Center at (800) 524-4458 and enter your social security number or Taxpayer Identification Number at the prompt. Daily sale orders are generally accepted until 6:00 pm Eastern Time. Sale orders placed via the IVR before 6:00 pm will generally be sold within two business days and in most cases be sold the next business day. Sales placed after 6:00 pm will be considered received the next business day. Sales are subject to stock exchange holidays, early closings and black-out periods imposed by us.

Sale order by mail.    You may use the stub from the plan statement that you receive from The Bank of New York to sell your shares. You must complete and sign the stub and mail the instructions to the agent. All listed participants must sign the instruction form. Sale orders received by mail will be executed by the agent promptly after receipt.

The agent will sell shares through BNY Brokerage, Inc., a registered broker dealer, as soon as practicable after receipt of a proper notice. Shares to be sold may be commingled with those of other participants requesting sale of their shares, and the proceeds to each participant will be based on the average price for all shares sold by the agent during the day of sale. You should understand that the price of the common stock may go down as well as up between the date a request to sell is received and the date the sale is executed. The plan does not offer the ability for you to specify either the dates or the prices at which shares are to be sold through the agent.

There is a transaction fee for selling shares through the agent in addition to your pro rata share of trading fees or brokerage commissions.

If you have elected to have dividends automatically reinvested in the plan and subsequently sell or transfer all or any part of the shares registered in your name, automatic reinvestment will continue as long as shares are registered in your name or held for you by the agent or until termination of enrollment. Similarly, if you have elected the full or partial dividend reinvestment option under the plan and subsequently acquire additional shares registered in your name, dividends paid on the shares will automatically be reinvested until termination of enrollment. If, however, you have elected the optional cash purchases only option and subsequently acquire additional shares that are registered in your name, dividends paid on the shares will not be automatically reinvested under the plan.

27.	How may I transfer all or a part of my shares held in the plan to another person?

You may transfer ownership of all or part of your shares held in the plan through gift, private sale or otherwise, by mailing to the agent at the address listed in Question 4, “Who will administer the plan?” a properly executed stock assignment, along with a letter with specific instructions regarding the transfer and a Substitute Form W-9 (Certification of Taxpayer Identification Number) completed by the transferee. Requests for transfer of shares held in the plan are subject to the same requirements as the transfer of common stock certificates, including the requirement of a medallion signature guarantee on the stock assignment. The agent will provide you with the appropriate forms upon request. If you have any stock certificates bearing a restrictive legend in your account, the agent will comply with the provisions of the restrictive legend before effecting a sale or transfer of the restricted shares. All transfers will be subject to the limitations on ownership and transfer provided in our charter which are summarized below and which are incorporated into this prospectus by reference.

28.	How will my shares be voted?

For any meeting of stockholders, you will receive proxy materials in order to vote all shares held by the plan for your account. All shares will be voted as designated by you or may be voted in person at the meeting of stockholders. If no instructions or executed proxies are received, the shares will not be voted. If you hold your shares through a broker, bank or nominee, that person will receive the proxy materials and you will need to contact that person in order to vote your shares.

29.	Who pays the expenses of the plan?

We will pay all day-to-day costs of the administration of the plan. You will only be responsible for a transaction fee and your pro rata share of trading fees and any brokerage commissions associated with your sales of shares of common stock attributable to you under the plan. We will pay for all fees and commissions associated with your purchases under the plan.

30.	What are our or the agent’s responsibilities under the plan?

Neither we nor the agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of a failure to terminate a participant’s account upon the participant’s death or adjudication of incompetence prior to the receipt of notice in writing of the death or adjudication of incompetence, the prices at which shares are purchased or sold for the benefit of a participant’s account, the times when purchases are made or fluctuations in the market value of the common stock. Neither we nor the agent has any duties, responsibilities or liabilities except as expressly set forth in the plan or as imposed by applicable laws, including, without limitation, federal securities laws. You should recognize that we cannot assure a profit or protect against a loss on the shares purchased by you under the plan and we take no position on whether you should participate in the plan.

31.	What happens if we issue a stock dividend or subscription rights, declare a stock split or make any other distribution in respect of shares of our common stock?

You will automatically receive a credit to your plan account for any stock dividend, stock split or other distribution in respect of our shares of common stock that we may declare. In the event that we make available to the holders of our common stock subscription rights to purchase additional shares of common stock or other securities, the agent will sell the rights accruing to all shares held by the agent for participants and will apply the net proceeds of the sale to the purchase of common stock with the next monthly optional cash purchase. If you do not want the agent to sell the rights and invest the proceeds, you can notify the agent by submitting an updated enrollment form and you can request distribution of subscription or other purchase rights directly to yourself.

This will permit you to personally exercise, transfer or sell the rights on the shares. The processing of dividend reinvestments or optional cash purchases may be curtailed or suspended until the completion of any stock dividend, stock split or other distribution.

32.	May shares in my account be pledged?

You may not pledge shares credited to your or any other participant’s account and any purported pledge will be void. If you wish to pledge shares, those shares must be withdrawn from the plan.

33.	May the plan be changed or terminated?

We may amend, modify, suspend or terminate the plan at any time. You will be notified by the agent in writing of any substantial modifications made to the plan. Any amendment may include an appointment by the agent in its place of a successor agent under the terms and conditions set forth herein, in which event we are authorized to pay the successor for the account of each participant, all dividends and distributions payable on common stock held by the participant under the plan for application by the successor as provided herein. Notwithstanding the foregoing, this action will not have any retroactive effect that would prejudice your interests.

34.	What law governs the plan?

The plan will be governed by the laws of the State of Maryland.

RESTRICTIONS ON OWNERSHIP OF SHARES

Because our board of directors believes it is essential for us to continue to qualify as a real estate investment trust, our charter documents contain restrictions on the ownership and transfer of our capital stock which are intended to assist us in complying with the requirements to qualify as a real estate investment trust.

If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner, our board of directors has the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

•	to refuse to transfer or issue voting shares of stock to any person whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our stock.

Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding shares of our stock shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein.

The purchase price for any voting shares of stock so redeemed shall be equal to:

•	the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange; or

•	the average of the closing sales prices for the shares, if then listed on more than one national securities exchange; or

•	if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent; or

•	if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law.

From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

ASSOCIATED WITH PARTICIPATING IN THE PLAN

Dividends you receive on shares of our common stock that you hold in the plan and which are reinvested in newly issued shares will be treated for federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of our common stock that you receive on the date we pay dividends to the extent we have current or accumulated earnings and profits for federal income tax purposes. We intend to take the position that the fair market value of the newly issued shares purchased with reinvested dividends equals the average of the high and low NYSE Composite prices of our common stock on the related date we pay dividends. The treatment described above will apply to you whether or not the shares are purchased at a discount. On the other hand, dividends you receive on shares of our common stock that you hold in the plan which are reinvested in shares of our common stock purchased by the agent in the open market or in privately negotiated transactions will be treated for federal income tax purposes as a taxable cash distribution to you in an amount equal to the purchase price of such shares to the extent that we have current or accumulated earnings and profits for federal income tax purposes. The portion of a distribution you receive that is in excess of our current and accumulated earnings and profits will not be taxable to you if this portion of the distribution does not exceed the adjusted tax basis of your shares. If a portion of your distribution exceeds the adjusted tax basis of your shares, that portion of your distribution will be taxable as a capital gain. If we properly designate a portion of your distribution as a capital gain dividend, then that portion will be reportable as a capital gain. Capital gains will be taxed to you at a 15% or 25% income tax rate, depending on the tax characteristics of the assets which produced such gains, and on certain other designations, if any, that we may make.

The Internal Revenue Service has indicated in somewhat similar situations that a participant who makes an optional cash purchase of common shares under the plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. The fair market value will equal the average of the high and low NYSE Composite prices of our common stock on the applicable investment date. Any distributions which the participant is treated as receiving, including the discount, would be taxable income or gain or reduce basis in common shares, or some combination thereof, under the rules described above.

Under the plan, we will bear any trading fees or brokerage commissions related to the acquisition of, but not the sale of, shares of our common stock. Brokerage commissions paid by a corporation with respect to open market purchases on behalf of participants in a dividend reinvestment plan or pursuant to the optional cash purchase features of a plan are generally treated as constructive distributions to the participants, and the payment of these fees or commissions is generally subject to income tax in the same manner as distributions and includable in the participant’s cost basis of the shares purchased. Accordingly, to the extent that we pay brokerage commissions with respect to any open market or privately negotiated purchases made with reinvested dividends or optional cash purchases by the agent, participants will generally be treated as receiving their proportionate amount of the commissions as distributions in addition to the amounts described above.

Your tax basis in your common shares acquired under the dividend reinvestment features of the plan will generally equal the total amount of distributions you are treated as receiving, as described above. Your tax basis in your common shares acquired through an optional cash purchase under the plan will generally equal the total amount of distributions you are treated as receiving, as described above, plus the amount of the optional cash payment. Your holding period for the shares of our common stock acquired under the plan will begin on the day following the date such shares were purchased for your account. Consequently, shares of our common stock purchased in different quarters will have different holding periods.

You will not realize any gain or loss when you receive certificates for whole shares of our common stock credited to your account, either upon your request, when you withdraw from the plan or if the plan terminates. However, you will recognize gain or loss when whole shares of our common stock acquired under the plan are sold or exchanged. You will also recognize gain or loss when you receive a cash payment for a fractional share of our common stock credited to your account when you withdraw from the plan or if the plan terminates. The amount of your gain or loss will equal the difference between the amount you receive for your shares or fractional shares of our common stock, net of any costs of sale paid by you, and your tax basis of such shares.

Backup Withholding and Information Reporting. In general, we are required to report to the Internal Revenue Service all actual and constructive dividend distributions to you, unless you are a corporation or other shareholder exempt from reporting requirements. Additionally, dividends are subject to backup withholding, currently at a 28% rate, unless you provide your taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding, and meet certain other conditions, or otherwise establish an exemption. Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the plan. Therefore, dividends to be reinvested under the plan by participants subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts will generally be allowed as a refund or credit against the participant’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

New Legislation.    On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax law will reduce the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 5, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	your long-term capital gains, if any, recognized on the disposition of our shares;

•	our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate);

•	our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

•	our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

The foregoing summary of certain federal income tax considerations regarding the plan is based on current law, is for your general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment circumstances, or if you are a type of investor (including insurance companies, tax-exempt organizations, entities treated as pass-through entities for U.S. federal income tax purposes, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who is subject to special treatment under the federal income tax laws. If you wish to participate in the plan, you are strongly urged to consult with your tax advisor regarding the specific tax consequences (including the federal, state, local and foreign tax consequences) that may affect you if you participate in the plan, and of potential changes in applicable tax laws.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute newly issued shares of our common stock sold under the plan. Unless directed otherwise by The Bank of New York, purchases and sales under the plan usually will be made through BNY Brokerage, Inc., a full-service brokerage and wholly owned subsidiary of The Bank of New York Company, Inc. You will only be responsible for a transaction fee and your pro rata share of trading fees and any brokerage commissions associated with your sales of shares of common stock attributable to you under the plan. We will pay for all fees and commissions associated with your purchases under the plan. Our common stock is listed on the New York Stock Exchange under the symbol “NHP.”

Pursuant to the plan, we may be requested to approve optional cash purchases in excess of the allowable maximum amounts pursuant to requests for waiver on behalf of participants that may be engaged in the securities business. In deciding whether to approve this request, we will consider relevant factors including, but not limited to:

•	our need for additional funds;

•	the attractiveness of obtaining these funds by the sale of common stock under the plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of common stock;

•	the participant submitting the request, including the extent and nature of the participant’s prior participation in the plan and the number of shares of common stock held of record by the participant; and

•	the aggregate number of requests for waiver that have been submitted by all participants.

Persons who acquire shares of common stock through the plan and resell them shortly after acquiring them, including coverage of short positions, under some circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to this person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with the person regarding the person’s purchase of the shares or any resale or distribution thereof. We may, however, approve requests for optional cash purchases by those persons in excess of allowable maximum limitations. If requests are submitted for any investment date for an aggregate amount in excess of the amount that we are willing to accept, we may honor the requests in order of receipt, pro rata or by any other method which we determine to be appropriate.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by O’Melveny & Myers LLP and Venable, Baetjer and Howard, LLP. In addition, O’Melveny & Myers LLP has passed upon certain federal income tax matters.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.nhp-reit.com. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus. We incorporate by reference the following documents (File No. 1-9028) we filed with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, other than information in these documents that is not deemed to be filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 11, 2003;

•	our Current Report on Form 8-K filed on April 30, 2003;

•	our Current Report on Form 8-K filed on May 1, 2003;

•	our Current Report on Form 8-K filed on June 10, 2003;

•	our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2003, filed on May 13, 2003;

•	our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2003, filed on August 4, 2003; and

•	the description of our common stock contained in our registration statement on Form 10 filed on November 18, 1985, including the amendments thereto filed on December 4, 1985 and December 6, 1985, and any other amendment or report filed for the purpose of updating such description.

All documents we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing the documents, other than information in the documents that is not deemed to be filed with the SEC. A statement contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein, modifies or supersedes the statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, on the request of any person, a copy of any or all the documents incorporated herein by reference, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for copies in writing or by telephone should be directed to:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Mark L. Desmond

(949) 718-4400

5,000,000 Shares

Common Stock

PROSPECTUS

                    , 2003

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The expenses of this offering are estimated as follows:

SEC Registration Fee	$6,412
Blue Sky filing fees	$300
Printing and engraving expenses	$10,000
Legal fees and expenses	$70,000
Accounting fees and expenses	$12,000
Transfer agent fees	$25,000
New York Stock Exchange listing application fee	$2,500
Miscellaneous	$10,000

Total	$136,212

Item 15.    Indemnification of Directors and Officers.

Our amended and restated articles of incorporation, as amended, and bylaws, as amended, provide for indemnification of directors and officers to the full extent permitted by the laws of the State of Maryland.

Section 2-418 of the Maryland General Corporation Law generally permits indemnification of any director or officer made a party to any proceedings by reason of service as a director or officer unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by, or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent or upon an entry of an order of probation prior to judgment creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director or officer failed to meet the requisite standard of conduct for permitted indemnification.

The Company has entered into indemnity agreements with the officers and directors of the Company that provide that the Company will pay on behalf of the indemnified party any amount which the indemnified party is or becomes legally obligated to pay because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which the indemnified party commits or suffers while acting in the capacity as an officer or director of the Company.

Since November 1986, the Company has had in force directors’ and officers’ liability and Company reimbursement insurance covering liability for any actual or alleged error, misstatement, misleading statement, act or omission, and neglect or breach of duty claimed against them solely by reason of their being directors or officers of the Company.

Item 16.    Exhibits.

Exhibit No.		Description

3.1	(a)	Restated Articles of Incorporation, filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-11 (No. 33-1128), effective December 19, 1985, and incorporated herein by this reference.

3.1	(b)

Articles of Amendment and Restated Articles of Incorporation of the Company, filed as Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 1989, and incorporated herein by this reference.

3.1	(c)

Articles of Amendment of Amended and Restated Articles of Incorporation of the Company, filed as Exhibit 3.1(c) to the Company’s Registration Statement on Form S-11 (No. 33-32251), effective January 23, 1990, and incorporated herein by this reference.

3.1	(d)

Articles of Amendment of Amended and Restated Articles of Incorporation of the Company, filed as Exhibit 3.1(d) to the Company’s Form 10-K for the year ended December 31, 1994, and incorporated herein by this reference.

3.1	(e)

Articles Supplementary to the Company’s Amended and Restated Articles of Incorporation, dated September 24, 1997, filed as Exhibit 3.1 to the Company’s Form 8-K dated September 24, 1997, and incorporation herein by this reference.

3.2		Amended and Restated Bylaws of the Company, filed as Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by this reference.

5.1	*	Opinion of O’Melveny & Myers LLP re Legality of the Securities.

5.2	*	Opinion of Venable, Baetjer and Howard, LLP re Legality of the Securities.

8.1	*	Opinion of O’Melveny & Myers LLP re Tax Matters.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).

23.3		Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).

23.4		Consent of Venable, Baetjer and Howard, LLP (included in Exhibit 5.2).

24.1	*	Power of Attorney (contained on page II-4).

99.1	*	Enrollment Form for Nationwide Health Properties, Inc. Dividend Reinvestment and Stock Purchase Plan.

99.2	*	Form of Request for Waiver.

99.3	*	Form of Letter to Stockholders regarding the Dividend Reinvestment and Stock Purchase Plan.

*	Previously filed.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the repayment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 12th day of September, 2003.

NATIONWIDE HEALTH PROPERTIES, INC.

By:	/s/ R. BRUCE ANDREWS

R. Bruce Andrews President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

* Charles D. Miller	Chairman and Director	September 12, 2003

/s/ R. BRUCE ANDREWS R. Bruce Andrews	President, Chief Executive Officer and Director (principal executive officer)	September 12, 2003

/s/ MARK L. DESMOND Mark L. Desmond	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	September 12, 2003

* David R. Banks	Director	September 12, 2003

* William K. Doyle	Director	September 12, 2003

* Robert D. Paulson	Director	September 12, 2003

* Keith P. Russell	Director	September 12, 2003

* Jack D. Samuelson	Director	September 12, 2003

*	By:	/s/ R. BRUCE ANDREWS

R. Bruce Andrews Attorney-in-fact

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